

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Harry Kirsch
Chief Financial Officer
Novartis AG
Postfach CH-4002 Basel
Switzerland

      **Re:  Novartis AG**
          **For 20-F for Fiscal Year Ended December 31, 2024**
          **Filed January 31, 2025**
          **File No. 001-15024**

Dear Harry Kirsch:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences